Exhibit 99.1

Press Statement

Joh. A. Benckiser increases shareholding in D.E MASTER

BLENDERS 1753 to 15.05%

Amsterdam, October 18, 2012 – Today, D.E MASTER BLENDERS 1753 has been notified by Joh. A. Benckiser that, through its subsidiaries Donata Holding SE and Parentes Holding SE, it has increased its shareholding in D.E MASTER BLENDERS 1753 to 15.05%.

Joh. A. Benckiser confirmed the long term nature of its investment in D.E MASTER BLENDERS 1753 to the company and underlined its belief in the company’s growth strategy and its significant potential in the coffee and tea categories.

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About D.E MASTER BLENDERS 1753

D.E MASTER BLENDERS 1753 is a leading pure-play coffee and tea company that offers an extensive range of high-quality, innovative products through well-known brands such as Douwe Egberts, Senseo, L’OR, Pilão, Merrild, Moccona, Pickwick and Hornimans in both retail and out of home markets. The company holds a number of leading market positions across Europe, Brazil, Australia and Thailand and its products are sold in more than 45 countries. D.E MASTER BLENDERS 1753 generated sales of more than €2.7 billion in fiscal year 2012 and employs around 7.500 people worldwide. For more information, please visit www.demasterblenders1753.com.

Contact	Investor Relations	Corporate Communications
	Robin Jansen	Michiel Quarles van Ufford
	+31 20 558 1014	+31 20 558 1080
	investor-relations@DEMB.com	media-relations@DEMB.com